

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

June 2, 2009

Mr. P. Kelly Tompkins
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, Ohio 44258

> **RE: RPM International Inc.
> Form 10-K for the fiscal year ended May 31, 2008
> Filed July 30, 2008
> File #1-14187**

Dear Mr. Tompkins:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant